February 24, 2017

Ms. Melissa Raminpour
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2016
Filed August 29, 2016
File No. 001-10275

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated February 7, 2017. For your convenience, your comments have been reproduced in their entirety followed by our responses.

Form 10-K for the Fiscal Year Ended June 29, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Fiscal Years 2016, 2015 and 2014, page F-3

1.
We note from your disclosure in Note 15 to the financial statements, that you have identified two operating segments, Chili’s and Maggianos. Please revise your MD&A to discuss and analyze your results of operations for each of these operating segments. For example, in addition to revenue, please discuss and analyze cost of sales and operating income separately for each segment.

Response:
Beginning with our Form 10-Q for the third quarter ending March 29, 2017, we will discuss and analyze in MD&A our segment operating income separately for each of our two operating segments, Chili's and Maggiano's. We propose to include in the Costs and Expenses component of MD&A a segment level discussion consistent with the presentation shown below, as applied to our Form 10-K for the fiscal year ended June 29, 2016.

February 24, 2017
Ms. Melissa Raminpour

SEGMENT RESULTS

Chili’s operating income, as a percent of total revenues, was 13.3% in fiscal 2016 compared to 14.5% in fiscal 2015. The decrease was primarily driven by higher restaurant labor wage rates, repairs and maintenance and rent expenses, depreciation related to acquired and new restaurants, and impairment charges for underperforming restaurants, partially offset by leverage related to the additional operating week and decreased advertising expenses. Cost of sales was flat due to increased menu pricing and favorable commodity prices offset by unfavorable mix.
Maggiano’s operating income, as a percent of total revenues, was 10.3% in fiscal 2016 compared to 10.0% in fiscal 2015. The increase was primarily driven by lower cost of sales related to increased menu pricing and favorable commodity prices and mix, leverage related to the additional operating week and decreased advertising expenses, partially offset by higher restaurant labor wage rates, repairs and maintenance expense and an impairment charge for an underperforming restaurant.

Notes to the Financial Statements
Note 7. Income Taxes, page F-26

2.
We note that your provision for income taxes consists of federal, state and foreign amounts. Please revise to disclose the components of income before income tax expense as either domestic or foreign. See guidance in Rule 4-08(h) of Regulation S-X.

Response:
Beginning with our Form 10-K for the fiscal year ending June 28, 2017, we will disclose the components of income before income tax expense as either domestic or foreign, consistent with the presentation shown below, as applied to our Form 10-K for the fiscal year ended June 29, 2016.

Income before provision for income taxes consists of the following (in thousands):

	2016	2015	2014
Domestic	$258,905	$257,228	$187,916
Foreign	27,482	27,049	28,372
Total income before provision for income taxes	$286,387	$284,277	$216,288

Form 8-K furnished January 25, 2017

3.
We note your presentation of Restaurant Operating margin, which excludes general and administrative expenses and other operating costs. Please revise future filings to provide a substantive and concise discussion of how Restaurant Operating Margin is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Your disclosure should explain which costs are not included in the measure and why. Additionally, we believe that operating income, rather than company sales, is the most directly comparable GAAP

February 24, 2017
Ms. Melissa Raminpour

measure pursuant to Item 10(e)(1)(i)(A) and should be presented prominently at the beginning of your reconciliation. See Question 102.10 of the non-GAAP C&DIs. In your response, please provide us with proposed revisions to your current disclosures.

Response:
Beginning with our Form 8-K for the third quarter ending March 29, 2017, we will enhance our discussion of how Restaurant Operating Margin is useful to investors, as well as add an explanation of which costs are not included in the measure and why. We agree that operating income is the most directly comparable GAAP measure to Restaurant Operating Margin and will revise the presentation to present operating income at the beginning of the reconciliation. Our proposed revisions, as applied to our Fiscal 2017 second quarter earnings release on Form 8-K dated January 25, 2017, are as follows:

Reconciliation of restaurant operating margin
Q2 17 and Q2 16; $ millions

Restaurant operating margin is not a measurement determined in accordance with GAAP and should not be considered in isolation, or as an alternative to operating income as an indicator of financial performance. Restaurant operating margin is widely regarded in the industry as a useful metric by which to evaluate restaurant-level operating efficiency and performance of ongoing restaurant-level operations. We define restaurant operating margin as Company sales less Company restaurant expenses, including Cost of sales, Restaurant labor and Restaurant expenses. Restaurant expenses includes advertising expense. This metric provides a more relevant comparison between periods and enables investors to focus on the performance of restaurant-level operations by excluding revenues not related to food and beverage sales at company-owned restaurants, corporate general and administrative expense, depreciation and amortization, and other gains and charges.

Restaurant operating margin excludes Franchise and other revenues which are earned primarily from franchise royalties and other non-food and beverage revenue streams such as banquet service charges, digital entertainment revenues and gift card breakage. Depreciation and amortization expense, substantially all of which is related to restaurant-level assets, is excluded because such expenses represent historical sunk costs which do not reflect current cash outlays for the restaurants. General and administrative expense includes primarily non-restaurant-level costs associated with support of the restaurants and other activities at our corporate offices and is therefore excluded. We believe that excluding special items, included within Other gains and charges, from restaurant operating margin provides investors with a clearer perspective of the Company’s ongoing operating performance and a more relevant comparison to prior period results. Restaurant operating margin as presented may not be comparable to other similarly titled measures of other companies in our industry.

February 24, 2017
Ms. Melissa Raminpour

	Q2F17	Q2F16
Operating income	61.5	75.6
Operating income as a percent of total revenues	8.0%	9.6%

Operating income	61.5	75.6
Less: Franchise and other revenues	(22.3)	(22.9)
Plus: Depreciation and amortization	39.3	39.1
General and administrative	33.5	31.9
Other gains and charges	1.3	(0.1)
Restaurant operating margin	113.3	123.6
Restaurant operating margin as a percent of company sales	15.1%	16.1%

If you have any additional questions, feel free to contact me at 972-770-9391.

Sincerely,

/s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President and Chief Financial Officer